Nuveen Municipal High Income Opportunity Fund

333 West Wacker Drive

Chicago, Illinois 60606

September 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Elisabeth Bentzinger

Re:	Nuveen Municipal High Income Opportunity Fund (File Nos. 333-187032 and 811-21449):

Request to Withdraw Amendment to the Registration Statement on Form N-2

Dear Ms. Bentzinger:

On behalf of Nuveen Municipal High Income Opportunity Fund (the “Fund”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Fund’s N-2/A filing (File No. 333-187032 and 811-21449), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2016 (via EDGAR Accession No. 0001193125-16-652588) (the “N-2/A Filing”). We are requesting that the N-2/A Filing be withdrawn because it was inadvertently filed under the 1933 Act File Number “333-187032” instead of “333-211793.” On September 12, 2016, the Fund re-filed the N-2/A Filing under the correct 1933 Act File Number - “333-211793.”

The N-2/A Filing has not been declared effective by the SEC, and no securities were sold in connection with the offering described in the N-2/A Filing. It is therefore in the best interest of the Fund and the public that the filing be withdrawn. It is our understanding that this application for withdrawal of the N-2/A Filing be deemed granted as of the date it is filed with the SEC unless the Fund receives notice from the SEC that this application will not be granted.

If you have any questions regarding this filing, please contact Kathleen Macpeak at 202-373-6149.

Nuveen Municipal High Income Opportunity Fund

By: /s/ Kevin J. McCarthy

Name: Kevin J. McCarthy

Title: Vice President